SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                         For the month of February 2004

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                Av. Ayrton Senna da Silva, 1633 - 2nd floor
                        54410-240 Jaboatao dos Guararapes
                                   Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X   Form 40-F
                                      ---            ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                   Commission pursuant to Rule 12g3-2(b) under
                      the Securities Exchange Act of 1934.)

                                 Yes      No  X
                                    ---      ---

                                     [LOGO]

                     Merger of Telpe Celular with the other
                  carriers controlled by Tele Nordeste Celular
                                Anatel's Consent


Jaboatao dos Guararapes, January 29, 2004 - Tele Nordeste Celular Participacoes S.A. (NYSE: TND, BOVESPA:TNEP3, TNEP4) ("Tele Nordeste Celular" or "the Company"), the holding company that controls the cellular telecommunication service carriers, holders of authorizations for mobile personal services (SMP) in the states of Piaui, Ceara, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas, under the trademark TIM, announced today:

The Company informs that the National Telecommunications Agency (ANATEL) granted prior consent for the merger transaction submitted by Telpe Celular S.A. according to the Relevant Fact published on January 15, 2004. Anatel's Ruling No. 41768, of January 16, 2004, approved the transaction. This ruling was published in Section 1 of the Official Gazette of the Union, on January 19, 2004.

The above transaction contemplates the merger of Telern Celular S.A., Telasa Celular S.A., Teleceara Celular S.A., Telpa Celular S.A. and Telepisa Celular S.A. by Telpe Celular S.A., and consequently the transfer of the corresponding Authorization Conditions.

This merger will be submitted to the General Shareholders' Meetings of the carriers involved, called for January 30, 2004.


  Contacts:

  Tele Nordeste Celular Participacoes S.A.
  Walmir Urbano Kesseli
  + 55.81.3302.2813
  Fabiola Almeida
  fabiola.almeida@timnordeste.com.br
  ----------------------------------
  Leonardo Wanderley
  + 55.81.3302.2594
  leonardo.wanderley@timnordeste.com.br
  -------------------------------------
  Polyana Maciel
  + 55.81.3302.2593
  polyana.maciel@timnordeste.com.br
  ---------------------------------
www.timnordeste.com.br


--------------------------------------------------------------------------------
TELE NORDESTE CELULAR PARTICIPACOES S.A.
Av. Ayrton Senna da Silva, 1633
Jaboatao dos Guararapes - PE - Brasil

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.

             Corporate Taxpayer Identification no 02.558.156/0001-18
                          NIRE Registry no 2630001109-3
                            A Publicly-Traded Company



  TIM NORDESTE TELECOMUNICACOES S.A.                 TELASA CELULAR S.A.
  (new name of Telpe Celular S.A.)
                                           Corporate Taxpayer Identification no
Corporate Taxpayer Identification no                 02.238.592/0001-09
         02.336.993/0001-00                     NIRE Registry no 2730000294-0
      NIRE Registry no 2630001043-7                A Publicly-Traded Company
      A Publicly-Traded Company



         TELPA CELULAR S.A.                        TELECEARA CELULAR S.A.

Corporate Taxpayer Identification no        Corporate Taxpayer Identification no
        02.322.271/0001-99                         NIRE 02.338114/0001-71
   NIRE Registry no 2530000931-1                  Registry no 2330002025-1
     A Publicly-Traded Company                   A Publicly-Traded Company


         TELEPISA CELULAR S.A.                    TELERN CELULAR S.A.

Corporate Taxpayer Identification no        Corporate Taxpayer Identification no
        02.368.412/0001-04                           02.332.973/0001-53
    NIRE Registry no 2230000245-7               NIRE Registry no 2430000381-1
      A Publicly-Traded Company                 A Publicly-Traded Company



                                  MATERIAL FACT


TELE NORDESTE CELULAR PARTICIPACOES S.A. ("TND"), together with TIM NORDESTE TELECOMUNICACOES S.A. (New name of Telpe Celular S.A., or the "Surviving Entity"), TELASA CELULAR S.A. ("TELASA"), TELPA CELULAR S.A. ("TELPA"), TELECEARA CELULAR S.A. ("TELECEARA"), TELEPISA CELULAR S.A. ("TELEPISA") and TELERN CELULAR S.A. ("TELERN"), hereby, based on the provisions of the fourth paragraph of art 157 of Law No. 6,404/76, and the Comissao de Valores Mobiliarios ("CVM") Instruction No. 358/02, as amended by the CVM Instruction No. 369/02, discloses to its shareholders, the market in general and other interested parties that, as decided by its shareholders, in Extraordinary Shareholders Meetings held on January 30, 2004: (i) approval was given to the merger of TELASA, TELPA, TELECEARA, TELEPISA and TELERN into the Surviving Entity, based on the approved valuation reports on the aforementioned merged companies, declaring the merger effective according to the terms of the Agreement of Merger, entered into among the Surviving Entity, TELASA, TELPA, TELECEARA, TELEPISA and TELERN on January 14, 2004; and (ii) approval was given to modify the name of the Surviving Entity, which shall henceforth be called TIM NORDESTE TELECOMUNICACOES S.A., according to the current wording of art. 1 of its By-laws, approved in the Extraordinary Shareholders Meeting of the Surviving Entity held on January 30, 2004. The merger of TELASA, TELPA, TELECEARA, TELEPISA and TELERN into the Surviving Entity was announced to the market by means of a Material Fact Notice published on January 15, 2004, which describes the main terms and conditions of the transaction now approved by the shareholders of the entities involved. There remains the proviso, however, as provided for in the 3rd paragraph of art. 137 of Law No.6404/76 and item 20 of the Material Fact Notice mentioned above, that if the volume of payments of the reimbursement to the shareholders who exercise their right to withdrawal should put at risk the financial stability of the Surviving Entity, the latter will call a new Extraordinary Shareholders Meeting, within 10 (ten) days after expiration of the timeframe for exercise of the right of withdrawal, to ratify or reconsider the merger, e.g., the decision addressed in item "i" above. Jaboatao dos Guararapes, January 30 2004.


                          Mario Cesar Pereira de Araujo
                    President and Investor Relations Officer

                       TIM NORDESTE TELECOMUNICACOES S.A

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  TELE NORDESTE CELULAR PARTICIPACOES S.A.


Date: February 2, 2004

                                        By:  /s/ WALMIR URBANO KESSELI
                                             -----------------------------
                                        Name:  Walmir  Urbano Kesseli
                                        Title: Chief Financial Officer